

VIA FACSIMILE AND U.S. MAIL

December 3, 2008

Timothy Borer
Treasurer and Principal Financial Officer
Nedak Ethanol LLC
87590 Hillcrest Road, P.O. Box 391
Atkinson, Nebraska 68713

> **RE:** **Nedak Ethanol, LLC**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 0-52597**

Dear Mr. Borer:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Description of Business, page 1

2. Considering the nature of your future raw materials and end products, it appears
that relevant market data concerning your future basic inputs and outputs, will
make the disclosures about your developing business more meaningful to readers,
because such information will provide more context. Please provide disclosures
showing the relevant market prices of the following items over time, including the
three years presented:

   - Ethanol;
   - Distillers Grains, by type;
   - Corn;
   - Natural Gas.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

General

3. Considering that you are in the development stage of an industry with substantial
price volatility in inputs (corn, natural gas) and in outputs, (ethanol, distillers
grains), you should consider providing more detailed forward looking information
about your business model. With a view to providing readers with a better
understanding of the future viability of the business, you should quantify how a
range of prices of those inputs and outputs, along with known fees (both fixed and
variable) debt service, and other costs will affect your results of operations.

Item 8A(T) – Controls and Procedures, page 50

4. In future filings disclose that there were no changes in internal controls over
financial reporting that occurred "during your fourth fiscal quarter" that has
materially affected, or is reasonably likely to materially affect your internal
controls over financial reporting. Refer to Item 308T(b) of Regulation S-B.

Exhibit 31.1 and 31.2

5. We note that you have replaced the word "registrant" with your actual name in
one or more places in the certification. Please revise your certification in future
filings to include the word "registrant" instead of your actual name. Your
certification should conform to the format provided in Item 601(b)(31) of
Regulation S-K.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2008</u>

<u>General</u>

6. We note that you have not filed your Form 10-Q for the quarterly period ended September 30, 2008. As such, it appears that you are not in compliance with the reporting requirements of the Securities Exchange Act of 1934. Please tell us when you anticipate filing your delinquent periodic report and becoming current with the reporting requirements of the Securities Exchange Act of 1934.

<u>8. Commitment and Contingencies, page 12</u>

7. You indicate that you are in the process of issuing additional equity of approximately $12 million to fund the cost increase and other increased working capital needs. Please provide us with an update with regards to the status of the pending additional equity issuance. Please tell us when the private equity offering is expected to be completed, if practical to do so.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant